Free Writing Prospectus (To the Prospectus dated February 10, 2009, and the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 October 14, 2009

Buffered Super Track Notes Medium-Term Notes, Series A

•	Buffered Super Track Notes due April 27, 2011 Linked to the Performance of the S&P 500® Index

•	Buffered Super Track Notes due April 27, 2011 Linked to the Performance of the S&P MidCap 400® Index

Barclays Bank PLC is offering three Buffered Super Track Notes (the “Notes”) with the terms described in the index supplement, the prospectus supplement and the prospectus, as supplemented by this free writing prospectus. Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The purchaser of a Note will acquire a security linked to the performance of a single index (not a basket of indices). The following terms related to each separate Notes offering:

Issuer: Barclays Bank PLC (Rated: AA/Aa1‡)

Initial Valuation Date: October 23, 2009

Issue Date: October 28, 2009

Final Valuation Date: April 21, 2011*

Maturity Date: April 27, 2011*

Denominations: Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Payment at Maturity: For each Notes offering, if the final level is greater than or equal to the initial level, you will receive a cash payment at maturity equal to (1) the principal amount of your Notes, plus (2) (a) the principal amount of your Notes times (b) the product of the index return and the participation rate, subject to the maximum return**, if any. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note, subject to the maximum return, if any, will be:

$1,000 + [$1,000 x (Index Return x Participation Rate)]

If the final level has declined in percentage terms by the buffer percentage or less, you will receive a payment at maturity equal to the principal amount of your Notes.

If the final level declines in percentage terms from the initial level by more than the buffer percentage, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the index return and (ii) the buffer percentage. Accordingly, your payment per $1,000 principal amount Note will be:

$1,000 + [$1,000 x (Index Return + Buffer Percentage)

Your principal is protected against a percentage decline in the applicable Index up to the buffer percentage at maturity. You will lose up to 85% of your investment at maturity if the final level declines from the initial level by more than the buffer percentage.

Index Return: For each Notes offering, the performance of the Index to which such Notes offering is linked from the initial to the final valuation date, calculated as follows:

Final Level – Initial Level

Initial Level

Initial Level: For each Notes offering, the closing level of the applicable Index on the initial valuation date.

Final Level: For each Notes offering, the closing level of the applicable Index on the final valuation date.

Calculation Agent: Barclays Bank PLC

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement.

The following terms relate to the specific Notes offering for each respective Reference Asset:

Note Issuance #	Reference Asset (each an “Index”)	Bloomberg Ticker <Index>	Participation Rate	Maximum Return**	Buffer Percentage	Initial Level	CUSIP	ISIN
E-3675	S&P 500® Index	SPX	200%	13.00-16.00%	15%	[—]	06739JYE7	US06739JYE71
E-3676	S&P MidCap 400® Index	MID	200%	12.00-17.00%	15%	[—]	06739JYF4	US06739JYF47

**	The actual maximum return on the Notes will be set on the initial valuation date, but will not be less than the percentage set forth in the table above.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations” beginning on page FWP - 2 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Note Issuance #	Index	Price to Public		Agent’s Commission‡‡		Proceeds to Barclays Bank PLC
		Per Note	Total	Per Note	Total	Per Note	Total
E-3675	S&P 500® Index
E-3676	S&P MidCap 400® Index

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

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Selected Risk Considerations

We urge you to read the sections “Risk Factors” section of the prospectus supplement and page IS-2 of the index supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings in the prospectus supplement:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities Which Are Not Fully Principal Protected or Are Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

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Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the applicable Index and will depend on whether, and the extent to which, the applicable index return is positive or negative. If the applicable Index declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the index return declines beyond -15%. You may lose up to 85% of your initial investment.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return, If Any—For Notes offerings that specify a maximum return, if the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive a payment at maturity of $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the applicable Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than the percentage indicated on the cover of this free writing prospectus as applicable to such Notes offering.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the applicable Index would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the applicable Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the applicable Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the applicable Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. For further discussion, see “Certain U.S. Federal Income Tax Considerations” below, as well as “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

FWP–2

Selected Purchase Considerations

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Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

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For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by the participation, up to the maximum return, if any. The actual maximum return on the Notes, if any, will be set on the initial valuation date and will not be less than the percentage indicated on the cover of this free writing prospectus. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in percentage terms in the final level, as compared to the initial level, of up to the buffer percentage.

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Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each holder agrees to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

If one or more of the entities included in the applicable Index are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the Notes will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult their tax advisors as to the possibility that one or more of the components of the applicable Index is treated as a pass-thru entity for purposes of section 1260, and section 1260 applies to their Notes.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of certain notes (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Note prior to the receipt of payments under the Note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Note could be subject to U.S. withholding tax in respect of a Note. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

DESCRIPTIONS OF THE REFERENCE ASSETS

We have derived all information contained in this free writing prospectus and the index supplement regarding each specified Index, including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, the sponsor(s) of each such Index.

Each Index is developed, calculated and maintained by its respective sponsor(s) and/or publisher. In connection with the offering of the Notes, neither we nor any of the agents have participated in the preparation of the information described in the preceding paragraph or made any due diligence inquiry with respect to any Index, sponsor(s) or publisher. Neither we nor any of our agents makes any representation or warranty as to the accuracy or completeness of such information or any other publicly available information regarding any Index, sponsor(s) or publisher. Furthermore, we cannot give any assurance that all events occurring prior to the date of any offering of the Notes (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraph) that would affect the level of any Index (and therefore the level of any such Index at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor of any specified Index could affect the level of such Index and the payment at maturity on the Notes and therefore the market value of the Notes in the secondary market, if any.

You, as an investor in the Notes, should make your own investigation into any Index, sponsor(s) or publisher. The sponsors and publishers are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes. The sponsors and/or publishers have no obligation to continue to publish the Indices, and may discontinue or suspend publication of any Index at any time in their sole discretion.

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S&P 500® Index

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

S&P MidCap 400® Index

The S&P MidCap 400® Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P MidCap 400® Index is intended to measure the performance of the common stock of mid-sized U.S. companies with a market capitalization of between approximately $750 million and $3.3 billion. This range is reviewed from time to time to ensure consistency with market conditions. The calculation of the level of the S&P MidCap 400® Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991. As of June 30, 2009, the market capitalization of the companies in the S&P MidCap 400® Index ranged from approximately $0.20 billion to $6.17 billion with the weighted average market capitalization being approximately $1.80 billion. As of June 30, 2009, the aggregate market value of the 400 companies included in the S&P MidCap 400® Index represented approximately 7% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P MidCap 400® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. mid-cap equity market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above.

The S&P MidCap 400® Index does not reflect the payment of dividends on the stocks included in the S&P MidCap 400® Index. Because of this, the calculation of the closing level will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P MidCap 400® Index

While S&P currently employs the following methodology to calculate the S&P MidCap 400® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Notes.

Historically, the market value of any underlying stocks included in the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

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holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

FWP–4

The S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991 (the “base date”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks on the base date has been set to an indexed value of 100. This is often indicated by the notation June 28, 1991 = 100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total market value of the component stocks by the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it serves as a link to the original base period level of the S&P MidCap 400® Index. The index divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index.

Index Maintenance

S&P MidCap 400® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs.

To prevent the level of the S&P MidCap 400® Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P MidCap 400® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P MidCap 400® Index remains constant. This helps maintain the level of the S&P MidCap 400® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® Index is not caused by the corporate action an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P MidCap 400® Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P MidCap 400® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P MidCap 400® Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P MidCap 400® Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P MidCap 400®” and “400” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

FWP–5

Hypothetical Return Tables and Hypothetical Examples

The following hypothetical examples and tables in each section below illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.

All hypothetical total returns are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

Notes linked to S&P 500® Index

The hypothetical total returns set forth below for S&P 500® Index assume a participation rate of 200%, maximum return of 13.00% and a buffer percentage of 15%.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
2152.38	100.00%	$1,130.00	13.000%
2044.76	90.00%	$1,130.00	13.000%
1937.14	80.00%	$1,130.00	13.000%
1829.52	70.00%	$1,130.00	13.000%
1721.90	60.00%	$1,130.00	13.000%
1614.29	50.00%	$1,130.00	13.000%
1506.67	40.00%	$1,130.00	13.000%
1399.05	30.00%	$1,130.00	13.000%
1291.43	20.00%	$1,130.00	13.000%
1183.81	10.00%	$1,130.00	13.000%
1146.14	6.50%	$1,130.00	13.000%
1130.00	5.00%	$1,100.00	10.000%
1103.09	2.50%	$1,050.00	5.000%
1076.19	0.00%	$1,000.00	0.00%
1049.29	-2.50%	$1,000.00	0.00%
1022.38	-5.00%	$1,000.00	0.00%
995.48	-7.50%	$1,000.00	0.00%
968.57	-10.00%	$1,000.00	0.00%
914.76	-15.00%	$1,000.00	0.00%
860.95	-20.00%	$950.00	-5.00%
753.33	-30.00%	$850.00	-15.00%
645.71	-40.00%	$750.00	-25.00%
538.10	-50.00%	$650.00	-35.00%
430.48	-60.00%	$550.00	-45.00%
322.86	-70.00%	$450.00	-55.00%
215.24	-80.00%	$350.00	-65.00%
107.62	-90.00%	$250.00	-75.00%
0.00	-100.00%	$150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: The applicable index return is 5%.

Because the index return of 5% multiplied by the hypothetical participation rate of 200% does not exceed the hypothetical maximum return of 13%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 200%)] = $1,100

Example 2: The applicable index return is 20%.

Because the index return of 20% multiplied by the hypothetical participation rate of 200% does exceed the hypothetical maximum return of 13%, the investor receives a payment at maturity of $1,130 per $1,000 principal amount, the maximum payment on the Notes.

Example 3: The applicable index return is -5%.

Because the index return of -5% is negative by not more than the buffer percentage of 15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

FWP–6

Example 4: The applicable index return is -30%.

Because the index return of -30% is negative by more than the buffer percentage of 15%, the investor will receive a payment at maturity of $850 per $1,000 principal amount Note, a return of -15%, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through October 12, 2009. The closing level of the S&P 500® Index on October 12, 2009 was 1076.19.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Notes linked to S&P MidCap 400® Index at Maturity

The hypothetical total returns for S&P MidCap 400® Index set forth below assume a participation rate of 200%, maximum return of 12.00% and a buffer percentage of 15%.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
1405.72	100.00%	$1,120.00	12.000%
1335.43	90.00%	$1,120.00	12.000%
1265.15	80.00%	$1,120.00	12.000%
1194.86	70.00%	$1,120.00	12.000%
1124.58	60.00%	$1,120.00	12.000%
1054.29	50.00%	$1,120.00	12.000%
984.00	40.00%	$1,120.00	12.000%
913.72	30.00%	$1,120.00	12.000%
843.43	20.00%	$1,120.00	12.000%
773.15	10.00%	$1,120.00	12.000%
762.60	8.50%	$1,120.00	12.000%
745.03	6.00%	$1,120.00	12.000%
738.00	5.00%	$1,100.00	10.000%
720.43	2.50%	$1,050.00	5.000%
702.86	0.00%	$1,000.00	0.00%
685.29	-2.50%	$1,000.00	0.00%
667.72	-5.00%	$1,000.00	0.00%
650.15	-7.50%	$1,000.00	0.00%
632.57	-10.00%	$1,000.00	0.00%
597.43	-15.00%	$1,000.00	0.00%
562.29	-20.00%	$950.00	-5.00%
492.00	-30.00%	$850.00	-15.00%
421.72	-40.00%	$750.00	-25.00%
351.43	-50.00%	$650.00	-35.00%
281.14	-60.00%	$550.00	-45.00%
210.86	-70.00%	$450.00	-55.00%
140.57	-80.00%	$350.00	-65.00%
70.29	-90.00%	$250.00	-75.00%
0.00	-100.00%	$150.00	-85.00%

FWP–7

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: The applicable index return is 5%.

Because the index return of 5% multiplied by the hypothetical participation rate of 200% does not exceed the hypothetical maximum return of 12%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 200%)] = $1,100

Example 2: The applicable index return is 20%.

Because the index return of 20% multiplied by the hypothetical participation rate of 200% does exceed the hypothetical maximum return of 12%, the investor receives a payment at maturity of $1,120 per $1,000 principal amount, the maximum payment on the Notes.

Example 3: The applicable index return is -5%.

Because the index return of -5% is negative by not more than the buffer percentage of 15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4: The applicable index return is -30%.

Because the index return of -30% is negative by more than the buffer percentage of 15%, the investor will receive a payment at maturity of $850 per $1,000 principal amount Note, a return of -15%, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through October 12, 2009. The closing level of the S&P MidCap 400® Index on October 12, 2009 was 702.86.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–9